

EASTWESTBANK
Your financial bridge®

2022 Annual Report

CELEBRATING 50 YEARS

BUILDING BRIDGES OF OPPORTUNITY



ABOUT EAST WEST BANK

Fifty years ago, East West Bank opened its doors in the heart of Chinatown in Los Angeles, California, as the first federally chartered savings institution focused primarily on serving the financial needs of Chinese Americans. In the following decades, the Bank grew significantly to meet the community's growing needs. Today, East West Bancorp, Inc.—the publicly traded parent of East West Bank—has total assets of more than $64.1 billion. To commemorate the Bank's milestone anniversary, this year's annual report highlights how the Bank has grown while showcasing clients who began doing business with the Bank through each decade of our history.

Today, East West is a full-service bank with more than 120 locations in key cities in the U.S. and Asia, even expanding our expertise to Singapore. The largest independent bank headquartered in Southern California, East West Bank received a Lender of the Year award from Export-Import Bank of the United States (EXIM) in 2022. This award recognized the Bank's work providing EXIM-backed financing to U.S. exporters.

In 2022, the Bank's Chairman and CEO, Dominic Ng, also was appointed Chair of the Asia-Pacific Economic Cooperation's Business Advisory Council (APEC). In this role, he uses his experience as CEO to advise APEC leaders on issues affecting the continued growth of the Asia-Pacific economy. As one of the only banks operating in both the U.S. and Asian markets, we continue to expand our extensive global network of contacts and resources to better meet our customers' diverse financial needs.



A MESSAGE FROM OUR CHAIRMAN & CEO

Against the backdrop of the global economic slowdown in 2022, East West achieved outstanding financial results. We secured record loans and deposits, and our revenue and earnings were our highest ever. Our profitability was industry-leading. Our annual earnings exceeded $1 billion. East West's financial performance in 2022 was characterized by strong loan growth and net interest margin expansion in a rising interest rate environment, which drove a robust increase in revenue. Our earnings were further bolstered by disciplined expense management and solid asset quality.

SALUTING THE BRIDGE-BUILDERS

In this report you can find financial data and narrative profiles that capture East West's 50-year history of building bridges of opportunity for our customers, associates, and communities. The numbers in this report—and our financial performance every year since our founding— are the result of the extraordinary dedication of our associates: the bridge-builders who have helped our customers and communities thrive in prosperity as well as get through hard times. Commemorating our 50th-anniversary milestone in 2023, we celebrate the people who have been the key to our success.

SUPPORTING THE BRIDGE

Like arches that provide the strongest support for bridges, East West's people, mission, corporate values and business model have served as the Bank's structural support. They have guided our team in anticipating and responding to our customers' immediate and long-term financial needs. This report highlights our customers' deep satisfaction with East West's banking services and our community partners' high appraisal of our partnerships. Crucially, our business and community investments have helped forge a more prosperous, sustainable, and inclusive economic ecosystem.

The five current customers profiled in this report began their East West journey in each of the five operating decades since our Bank was founded in 1973. We begin with retired police detective **Ben Lee**, who credits us with supporting his evolving banking needs from his college student

> ## " We entered 2023 in a position of strength. "

days to now as a retiree. Real estate property developer **Kam Sang Company** values our financing when going into project negotiations, while **Gaw Capital** is grateful for its first East West loan that helped launch its global portfolio of companies. The world's largest manufacturer of electric vehicles, **BYD**, relies on our cross-border financial expertise when bringing new products to market globally. We support **Scopely** in the expansion of its innovative mobile gaming business.

Our community partner, **Panda Cares**, has launched funding and programming initiatives that uplift ethnically diverse communities. **Gold House** is working alongside East West to elevate, enhance and amplify the voices of Asian Americans and Pacific Islanders across the country.

FORTIFYING OUR FOUNDATION

The stellar work ethic of our associates reflects the core values that have supported our customers and our Bank throughout the past five decades, including periods of historic turbulence: the 1990–1991 Savings & Loan crisis, the 1997–1998 Asian financial crisis, the 2008–2009 global financial crisis and the recent COVID-19 pandemic. East West's people-focused mission is driven by our corporate **culture** and **values**. Our associates have fully embodied our **"Teamwork"** and **"Customer-Centric" principles** to navigate through past crises. From our experience, we've learned that the pathway to success is to stay calm and focused on our priorities: managing credit risk, protecting our customers' deposits, and executing our business model.

The stellar returns of 2022 reflect the strength of East West's business model. Our loan portfolio is well-diversified between the major loan categories of commercial, commercial real estate and residential mortgage. Our deposit

base spans consumer, small business and corporate commercial accounts. We have strong capital ratios and ample liquidity to support growth. In view of a challenging operating environment in 2023 due to high interest rates and inflation, we can leverage our strengths of solid asset quality and a well-fortified balance sheet. I trust that our foundation of people, mission, values, and business model will continue to drive optimal results.

BRIDGING PAST, PRESENT AND FUTURE

We entered 2023 in a position of strength. We expect to deliver yet another year of strong profitability. With the opening of our representative office in Singapore, we expanded our footprint in Asia in line with our purpose-driven business strategy of fostering prosperity. Here we present the excellent results of the last year and reflect on the cumulative successes of the past 50 years. We now advance to the next chapter of our rich history of building bridges of opportunity and creating value for all our stakeholders and shareholders.

Thank you for choosing East West Bank as your trusted partner.

Dominic Ng

EAST WEST BANK IN 2022

$2.3 BILLION
record revenue

$48.2 BILLION
record loans

$64.1 BILLION
total assets

$56.0 BILLION
record deposits

50 YEARS OF BANKING
RELATIONSHIPS

This year, East West Bank recognizes customers from the Bank's five-decade history while also tracking our progress from a single branch to a multinational bank. Our client profiles reflect the diversity of services the Bank provides to customers, from individuals to electric vehicle and mobile gaming companies. As we continue to grow, the Bank's employees continue to provide quality and personalized customer service to our diverse customer base.



DECADE 1

Individual
From his first car loan to his first mortgage, retired police officer Ben Lee has been a customer for 50 years.



DECADE 2

Lifestyle Developer
From mixed-use to luxury hotels, Kam Sang Company specializes in community-focused developments.



DECADE 3

Private Equity
A world-leading private equity firm, Gaw Capital has restored numerous luxury hotels.



DECADE 4

Electric Vehicles
BYD charges forward, leading global sales for EVs and plug-in hybrids.



DECADE 5

Mobile Gaming
Scopely's interactive mobile games connect users across the globe.

BEN LEE

A Retired Los Angeles Police Department Detective and Loyal Customer

Do you remember when you got your first debit card? First saw an ATM? What your first online purchase was?

Technology has fundamentally changed banking and how we do business. East West Bank customer Ben Lee—who first opened a savings account in 1973 as a college student—has seen the Bank evolve and pioneer innovation in the banking industry. As a customer for 50 years, Lee has witnessed the opening of the Bank's second branch in Montebello and other milestones. He attributes the Bank's success to the continued integration of new technology into its operations.

"East West Bank started as a small, community financial institution," Lee said. "They were able to grow by investing in technology. A lot of smaller banks didn't do that and weren't able to grow."

Lee first noticed the Bank while volunteer tutoring at Castelar Elementary School, citing the Bank's prominent location within Los Angeles' Chinatown District as what initially drew his attention. His banking needs changed over time, from graduating college to working as a stunt double on the *Kung Fu* TV series to a career in law enforcement. He proudly served as a supervisory detective for the Los Angeles Police Department for decades before retiring in 2009. East West Bank supported him through every milestone, helping set up his first credit card, giving Lee his first car loan and approving his first mortgage.

> " I've never had a bad experience at East West Bank. Their employees are friendly, and they've been working there a long time. That says a lot. "
>
> Ben Lee
> Retired LAPD Detective and
> loyal customer for 50 years

Lee says he still sees employees he has worked with for decades. Despite the Bank's staggering growth, it still retains that friendly atmosphere—in all of its branches—it had in its early days as a single location in LA's Chinatown.

"I've never had a bad experience at East West Bank. Their employees are friendly, and they've been working there a long time. That says a lot," Lee said.

Lee has visited branches from San Francisco to Irvine. He says the Bank's consistent customer service, knowledgeable staff and friendly environment at all locations has kept him a customer for more than 50 years.

DECADE MILESTONES (1973-1983)



1973
East West Federal Savings opens its doors to serve the needs of Chinese Americans in Los Angeles.

1979
East West Bank expands into Montebello, South Pasadena, and other cities to service the growing Chinese-American community.

KAM SANG COMPANY
Quality Developments for All Lifestyles

Luxury hotels, mixed-use projects with high-end restaurants, retail and multifamily housing are all a part of Kam Sang Company's (Kam Sang) development portfolio. They have a diverse range of projects across Southern California and beyond.

The developer's eye for quality can be seen not only in the smallest details in their properties, but also in their chosen banking relationships. Kam Sang has been a Bank customer for decades. Their President and CEO, Ronnie Lam, cites East West Bank's reliability as one of the best things about their 30-year business partnership.

"Everyone at East West Bank is really helpful," Lam said. "It gives us confidence to know we have East West Bank's support, and we work with them regularly to see our projects to fruition."

At their core, Kam Sang's developments are carefully designed, built and managed to accommodate the interests and needs of a community, ensuring their seamless integration into residents' daily lives. Lam's favorite project from 2022 was the complete renovation of the Waldorf Astoria Hotel in Las Vegas, which included renovations of all hotel rooms, a tea room and a 23rd story SkyBar, among other amenities at the luxury property.

Looking ahead in 2023, Kam Sang will begin developing a 112-unit property in Orange County with support from East West Bank. The project, which is part of a much larger plan, will help bring needed housing to California and provide accommodations residents are proud to call home.

> **"**
> **It gives us confidence to know we have East West Bank's support, and we work with them regularly to see our projects to fruition.**
> **"**
>
> Ronnie Lam
> President and CEO of
> Kam Sang Company

DECADE 2

DECADE MILESTONES (1983-1993)

1984
East West Bank moves its headquarters from Los Angeles' Chinatown to San Marino, California.



1991
The Nursalim Family of Indonesia purchases East West Bank and expands its services to San Francisco.

GAW CAPITAL
Private Equity Fund Management with Global Appeal

With properties like the legendary Hollywood Roosevelt Hotel, the Regent Hong Kong and the Four Seasons Resort Bora Bora in their portfolio, Downtown Properties and Gaw Capital leverage their private equity fund management services to provide unique and luxurious improvements through strategic global investments.

A long-standing customer of East West Bank, Gaw Capital specializes in focusing private equity fund management services on projects in specific Asia-Pacific markets. This includes properties like the stunning Regent Hong Kong.

"East West Bank has supported us for decades. They understand our global vision for strategic investments and are helping us get there," said Goodwin Gaw, Chairman, Managing Principal and Co-Founder of Gaw Capital.

East West Bank has supported the company's renovation of various luxury properties across the globe. East West Bank provided the loan that made their dream of renovating the Hollywood Roosevelt Hotel a reality. Downtown Properties, an associate of Gaw Capital, restored the property to its former glory, and it has enjoyed success as a preferred destination for Los Angeles tourists and locals alike ever since.

In addition to its private equity fund management, Gaw Capital manages value-add/opportunistic funds in the U.S., a pan-Asia Hospitality Fund, a European Hospitality Fund, a Growth Equity Fund, as well as credit and separate account direct investment services globally.

Since 2005, the company has raised more than $22 billion in equity. With the help of East West Bank, Gaw Capital has continued to successfully serve various highly specialized markets around the world.

> **East West Bank has supported us for decades. They understand our global vision for strategic investments and are helping us get there.**
>
> Goodwin Gaw
> Chairman, Managing Principal and
> Co-Founder of Gaw Capital

DECADE 3

DECADE MILESTONES (1993-2003)




1995
East West Bank converts its charter into a full-service commercial bank and adopts its current logo.

1999
East West Bank begins trading on the Nasdaq under the symbol EWBC.

BYD
The World's Largest Electric Vehicle Firm Powers Forward

Imagine a future where electric vehicles (EVs) can power your grocery run and after-school pickups and even build other EVs for consumers. BYD is making that dream a reality, integrating EVs into daily life through innovation and massive sales.

With support from East West Bank, BYD has experienced global success and became the largest EV manufacturer in the world last year in sales of fully electric and plug-in hybrids. BYD—short for Building Your Dreams—has introduced EVs into communities rapidly, selling nearly 2.68 million new electric passenger vehicles worldwide as of late 2022. The firm's commitment to transformative EV products has contributed to their success worldwide.

"Cultural and financial bridges between the East and the West are more than an abstract concept. With East West Bank's support, BYD bridges cultures to bring new products to market with global appeal," said Stella Li, CEO of BYD USA.

BYD's EVs are known for their high-performing Blade Battery, which can charge from 30% to 80% in 30 minutes, has a range of 375 miles and is the only battery to pass the nail penetration test. In the U.S., BYD manufactures these batteries and products like buses and forklifts. At their 550,000-square-foot facility in Lancaster, California, BYD's production of high-quality EV products brings immense employee satisfaction and pride in their work.

"In addition to making automobiles, trucks and forklifts, BYD is the largest manufacturer of battery-electric buses in the world—including transit, coach and school buses. You see a camaraderie at the Lancaster plant because we know our work is changing the world," said Frank Girardot, Sr. Communications Director of BYD.

Looking ahead, BYD expects continued growth in the U.S., particularly with EV school buses. Just as East West Bank helped make BYD's dreams a reality, BYD drives future generations forward.

> " **With East West Bank's support, BYD bridges cultures to bring new products to market with global appeal.** "
>
> Stella Li
> CEO of BYD USA

DECADE MILESTONES (2003-2013)



2003
East West Bank expands its international footprint, opening its first China location in Beijing.

2009
East West Bank acquires United Commercial Bank, making it one of the largest independent commercial banks headquartered in California.



SCOPELY
Advancing Mobile Gaming, Connecting People Through Play

What's better than playing games like "Stumble Guys," the party battle royale game "MARVEL Strike Force" and "Yahtzee® With Buddies" on your phone? Knowing they were all created by a cutting-edge video game developer.

For Scopely, innovation and depth of experience go hand-in-hand with ensuring an inclusive and highly social gaming environment. With more than five billion people using smartphones across the planet, mobile gaming provides a platform that connects communities globally.

An East West Bank customer since 2017, Scopely continues to innovate and expand their gaming repertoire. East West Bank has helped support Scopely's vision along the way, allowing them to expand their gaming offerings. This includes launching "Star Trek® Fleet Command" on PC and expanding the iconic SCRABBLE® brand with mobile "Scrabble GO."

"East West Bank has been an excellent partner for many years," said Walter Driver, Scopely Co-Founder, Co-CEO and Chairman. "The team regularly ensures that we have the support needed to continue expanding our business."

Scopely's success has also been recognized repeatedly in the business world. This includes accolades like *Fast Company* listing it as one of the "World's Most Innovative Companies" several times. They are a multi-billion-dollar business, due to the company's ability to create long-lasting gaming experiences. In 2022, they were recognized for the seventh year in a row as a Top Mobile Game Maker.

As gaming continues to grow and evolve, cementing its position as a dominant form of entertainment, Scopely plans to continue collaborating with East West Bank, building bridges and connecting communities around the world through play.

> **East West Bank has been an excellent partner for many years. The team regularly ensures that we have the support needed to continue expanding our business.**
>
> Walter Driver
> Co-Founder, Co-CEO and
> Chairman of Scopely

DECADE MILESTONES (2013-2023)

2021
East West Bank receives the "Best Board of Directors" distinction from Bank Director.

East West Bank is named "No. 1 Performing Bank" in the $50 billion and above asset category by Bank Director.

2023
East West Bank celebrates 50 years of building bridges of opportunity for customers and communities.

50



DECADE 5

Committed To Our COMMUNITIES

For 50 years, East West Bank has committed to the communities we serve through charitable donations. Giving back is a way of life, and the Bank makes it a priority to support financial inclusion through charitable giving and other resources for a variety of nonprofits. East West Bank takes great pride in the generous volunteerism of our associates and leaders, who dedicate their time to support a variety of causes. From financial literacy and support for the Asian American and Pacific Islander (AAPI) community to the arts and support services for the unhoused, the Bank has been and will continue to be a consistent philanthropic partner for decades to come.


Habitat for Humanity and East West Bank join forces to build better communities, starting with making a child's playhouse wish come true.


East West Bank associates stand in solidarity with the AAPI community at a public demonstration.


East West Bank associates teach financial literacy to deliver a message of empowerment and responsibility.


East West Bank teams up with the Los Angeles Lakers to provide food, offer assistance and spread joy during the holiday season.

East West Bank proudly supports the National Bankers Association, the premier voice of Minority Depository Institutions, at its annual conference.



East West Bank supports senior athletes at the Pasadena Senior Games.




East West Bank has a long-standing commitment to bring awareness to organizations leading the fight against AAPI intolerance.

Community
SPOTLIGHT
Uplifting AAPI Communities



PANDA CARES INSPIRES THE SPIRIT OF GIVING

Panda Restaurant Group (Panda), the parent company of Panda Express, is celebrating its 50th anniversary this year. Today, Panda's iconic American Chinese dishes are known around the world for bridging East and West cultures. Co-founders and Co-CEOs Andrew and Peggy Cherng believe their greatest impact is more than the famous Orange Chicken; it is their commitment to giving. Panda's philanthropic arm, Panda Cares, works to brighten lives and futures via in-restaurant fundraising for the health and education needs of underserved youth. Powered by their associates and guests, Panda Cares fosters the spirit of giving nationwide, raising more than $329 million for youth and disaster relief since its founding.

"Like East West Bank, giving back is a core value of our company. We are proud to empower and celebrate the communities that have supported us for so long through our charitable giving," said Andrew Cherng.

Panda's dedication to its mission statement is exemplified in its health and education contributions. Most recently, Panda Cares launched the Panda Cares Center of Hope initiative at Children's Miracle Network Hospitals and Boys & Girls Clubs nationwide. They have committed to opening 480 centers, creating safe spaces with resources to learn, play and grow.

Panda's giving philosophy also extends to fostering greater societal belonging. In 2021, they launched the Panda CommUnity Fund, a five-year, $10 million pledge to diversity, equity and inclusion by supporting nonprofits that uplift Black, Indigenous, and people of color (BIPOC) communities and other underserved communities. Like the East West Bank Foundation, one of Panda CommUnity Fund's focuses is amplifying AAPI voices, donating more than $1.5 million to promote cultural understanding and appreciation. Together, Panda and East West Bank continue to improve lives with strategic charitable giving to benefit the diverse communities they serve.



GOLD HOUSE

Authentic socioeconomic equity matters, and Gold House is an innovative platform and leadership network that powers Asian and Pacific Islander (API) creatives and companies across the globe.

From films like *Crazy Rich Asians* to *Everything Everywhere All At Once*, Gold House is a leader in cultural change in partnership with every major media company. The platform conducts research and narrative change alignment across the community and provides expert cultural consultation, cast and crew recommendations, product placement and more to major media projects for film studios, advertisers and video game publishers. They also invest in the next generation of leading artists through Gold House Futures' transformative creative accelerators, mentorship and skill-building support and grants with partners like Netflix and Spotify. Gold House promotes the very best of the community to ensure authentic, affirming cultural representation in front of and behind the camera and has become a dominant marketing reason why more than 20 films—including *Everything Everywhere All At Once* and *Parasite*—debuted at No. 1 in their respective categories opening weekend.

Further, to complement its creative work, Gold House shatters the glass ceiling and powers economic mobility by empowering founders to build their own companies. Through Futures, the largest premier API founder network; Gold Rush, the leading API founder accelerator whose alumni have raised more than $600 million; and Gold House Ventures, the first and premier API founder-focused fund whose investors include some of the most pioneering CEOs and founders of the last decade, Gold House sustains positive socioeconomic opportunities.

Through the organization's significant and groundbreaking promotion of API creatives and companies, Gold House's mission aligns with East West Bank's via comprehensive cultural change. Like the Bank, they seamlessly, impactfully and aspirationally connect East and West, allowing audiences the opportunity to enjoy meaningful, culturally inclusive creativity and companies from the top API leaders around the world.

BOARD OF DIRECTORS



From left to right:

Serge Dumont
Co-founder & Vice Chairman
Impactwayv, Inc.

Lester M. Sussman
Retired Partner
Deloitte & Touche

Paul H. Irving
Senior Advisor
Milken Institute

Sabrina Kay
Chief Executive Officer
Fremont Private Investments

Dominic Ng
Chairman & Chief Executive Officer
East West Bank

Manuel P. Alvarez
Founding Principal
BridgeCounsel Strategies LLC

Archana Deskus
Executive Vice President & Chief Information Officer
PayPal

Jack C. Liu, Esq.
Senior Attorney
Alliance International Law Offices

Rudolph I. Estrada
Chief Executive Officer
Estradagy Business Advisors, LLC

Molly Campbell
Infrastructure Advisor
Department of the Treasury, Office of Technical Assistance

SUMMARY OF SELECTED FINANCIAL INFORMATION

($ in millions, except per share data)	2018	2019	2020	2021	2022
Summary of operations					
Net interest income	$1,387	$1,468	$1,377	$1,532	$2,046
Net income	$704	$674	$568	$873	$1,128
Diluted earnings per share	$4.81	$4.61	$3.97	$6.10	$7.92
Dividends per share	$0.86	$1.06	$1.10	$1.32	$1.60
Summary balance sheet					
Total assets	$41,042	$44,196	$52,157	$60,871	$64,112
Total loans	$32,385	$34,779	$38,393	$41,695	$48,228
Total deposits	$35,440	$37,324	$44,863	$53,350	$55,968
Stockholders' equity	$4,424	$5,018	$5,269	$5,838	$5,985
Financial ratios					
Net interest margin	3.78%	3.64%	2.98%	2.72%	3.45%
Return on average assets	1.83%	1.59%	1.16%	1.47%	1.80%
Return on average equity	17.0%	14.2%	11.2%	15.7%	19.5%

FINANCIAL HIGHLIGHTS



Total Loans ($ in billions)
2018 $32.4 | 2019 $34.8 | 2020 $38.4 | 2021 $41.7 | 2022 $48.2 — 8% CAGR*

Total Deposits ($ in billions)
2018 $35.4 | 2019 $37.3 | 2020 $44.9 | 2021 $53.4 | 2022 $56.0 — 10% CAGR*

Total Assets ($ in billions)
2018 $41.0 | 2019 $44.2 | 2020 $52.2 | 2021 $60.9 | 2022 $64.1 — 9% CAGR*

*CAGR = 5-year compound annual growth rate, December 31, 2017 to December 31, 2022.

EWBC 5-YEAR STOCK PERFORMANCE

EWBC 5-Year Stock Performance

■ High ■ Year-end ■ Low



	2018	2019	2020	2021	2022
High	$73.98	$56.09	$51.88	$87.77	$93.51
Year-end	$43.53	$48.70	$50.66	$79.02	$65.90
Low	$40.05	$37.69	$22.55	$50.49	$61.65

CAPITAL STRENGTH

■ Basel III Minimum Regulatory Requirements
■ EWBC 12.31.22



	Basel III Minimum	EWBC 12.31.22
CET1 capital ratio	7.0%	12.7%
Tier 1 risk-based capital ratio	8.5%	12.7%
Total risk-based capital ratio	10.5%	14.0%
Tier 1 leverage capital ratio	4.0%	9.8%

2022 FINANCIAL OVERVIEW

CONSOLIDATED BALANCE SHEET

As of December 31
($ in millions, except shares)

	2022	2021
ASSETS		
Cash and cash equivalents	$3,482	$3,913
Interest-bearing deposits with banks	139	736
Assets purchased under resale agreements ("resale agreements")	792	2,354
Securities:		
Available-for-sale ("AFS") debt securities, at fair value	6,035	9,965
Held-to-maturity debt securities, at amortized cost	3,002	-
Loans held-for-sale	25	1
Loans held-for-investment (net of allowance for loan losses of $596 and $542)	47,607	41,152
Investments in qualified affordable housing partnerships, tax credit and other investments, net	763	628
Premises and equipment, net	89	97
Goodwill	466	466
Operating lease right-of-use assets	104	99
Other assets	1,608	1,460
TOTAL ASSETS	**$64,112**	**$60,871**
LIABILITIES		
Deposits:		
Noninterest-bearing	$21,051	$22,845
Interest-bearing	34,917	30,505
Total deposits	55,968	53,350
Federal Home Loan Bank ("FHLB") advances	—	249
Assets sold under repurchase agreements ("repurchase agreements")	300	300
Long-term debt and finance lease liabilities	152	152
Operating lease liabilities	112	106
Accrued expenses and other liabilities	1,595	876
Total liabilities	58,127	55,033
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value, 200,000,000 shares authorized; 168,459,045 and 167,790,645 shares issued	—	—
Additional paid-in capital	1,936	1,894
Retained earnings	5,583	4,684
Treasury stock, at cost 27,511,199 and 25,882,691 shares	(769)	(650)
Accumulated other comprehensive loss, net of tax	(765)	(90)
Total stockholders' equity	5,985	5,838
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$64,112**	**$60,871**

CONSOLIDATED STATEMENT OF INCOME

Year ended December 31
($ in millions, except per share data)

	2022	2021
INTEREST AND DIVIDEND INCOME		
Loans receivable, including fees	$2,048	$1,425
Debt securities	199	144
Resale agreements	30	32
Restricted equity securities	3	2
Interest-bearing cash and deposits with banks	41	16
Total interest and dividend income	2,321	1,619
INTEREST EXPENSE		
Deposits	252	69
Federal funds purchased and other short-term borrowings	2	—
FHLB advances	2	7
Repurchase agreements	14	8
Long-term debt and finance lease liabilities	5	3
Total interest expense	275	87
Net interest income before provision for (reversal of) credit losses	2,046	1,532
Provision for (reversal of) credit losses	74	(35)
Net interest income after provision for (reversal of) credit losses	**1,972**	**1,567**
NONINTEREST INCOME		
Lending fees	79	78
Deposit account fees	89	71
Interest rate contracts and other derivative income	29	23
Foreign exchange income	48	49
Wealth management fees	28	26
Net gains on sales of loans	6	9
Gains on sales of AFS debt securities	1	1
Other investment income	7	17
Other income	12	12
Total noninterest income	299	286
NONINTEREST EXPENSE		
Compensation and employee benefits	478	434
Occupancy and equipment expense	62	63
Deposit insurance premiums and regulatory assessments	19	18
Deposit account expense	26	16
Data processing	15	16
Computer software expense	28	31
Other operating expense	118	97
Amortization of tax credit and other investments	113	122
Total noninterest expense	859	797
Income before income taxes	**1,412**	**1,056**
Income tax expense	284	183
NET INCOME	**$1,128**	**$873**
EARNINGS PER SHARE		
Basic	$7.98	$6.16
Diluted	$7.92	$6.10

INVESTOR INFORMATION

Transfer Agent and Registrar

Stockholders with inquiries about accounts, lost stock certificates or changes of address may contact the Computershare customer service department:

Computershare
150 Royall St., Suite 101
Canton, MA 02021

Toll-free within the U.S: 877.254.8651
International callers: 201.680.6578
(available 24 hours a day)

Financial Information and Mailings

The company's annual reports on Form 10-K, quarterly financial results and other financial information may be obtained by writing or calling:

East West Bancorp, Inc.
Investor Relations
135 N. Los Robles Ave., 7th Floor
Pasadena, CA 91101
626.768.6000

To receive company news releases via email, please contact Investor Relations at the telephone number or address above or sign up at www.eastwestbank.com/investors.

Annual Meeting

The 2023 Annual Meeting of Stockholders will be held on May 23, 2023.

Formal notice of the meeting with a proxy card and proxy statement is being mailed to all stockholders of record as of March 31, 2023.

The proxy statement, annual report on Form 10-K and proxy card are available at www.eastwestbank.com/annual.

Independent Registered Public Accounting Firm
KPMG LLP

Exchange
NASDAQ: EWBC

Number of Shares Outstanding at December 31, 2022
140,947,846

COVER ART CONCEPT

真金不怕火煉
True gold fears no fire.

For East West Bank's 50th anniversary, the 2022 Annual Report cover design features gold accents to highlight the Bank's strength and celebrate our transformation from a small financial institution into a cutting-edge, multinational bank with more than $64 billion in assets. There's no alchemy to finance. Instead, it takes grit, determination, resilience and the ability to withstand pressure. Red and gold together hold a special place in Asian cultures. As the colors associated with Lunar New Year and other celebrations, they symbolize prosperity, good fortune, happiness and power.

The arches supporting the bridge on the cover and throughout the design also reflect the Bank's strength, as arches are the strongest architectural structure. These arches convey movement and fluidity while invoking the report theme—Building Bridges of Opportunity. Bridges also connect communities, and they provide secure passage over obstacles. This mirrors East West Bank's goal of connecting clients in the global economy and the Bank's demonstrated support for clients through various challenges, transcending cultures with dedicated customer support and expertise.

It is an honor to have served the community for 50 years. We hope you will join us in celebration as we recognize our history, continue building bridges and forge a global path forward.



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